FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of April 2007
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

GOLD FIELDS COMPLETES ACQUISITION OF REMAINING SHARES OF WESTERN AREAS LIMITED

Johannesburg, 10 April 2007. Further to the announcement dated 26 March 2007, Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) is pleased to announce the successful implementation of Section 440K of the Companies Act (Act 61 of 73) and the consequent acquisition by Gold Fields of all the remaining Western Areas Limited ("Western Areas") shares not already held by Gold Fields.

Gold Fields now owns 100% of the share capital of Western Areas, whose listing on the JSE was terminated on 30 March 2007. As a consequence, the existing board of Western Areas will be replaced by a board of Gold Fields nominees.

For further information, please contact:

Gold Fields Limited

<u>South Africa</u>
Willie Jacobsz
Nerina Bodasing
Tel: +27 11 644 2400
Email : williej@goldfields.co.za

Nerina Bodasing
Tel: +27 11 644 2400
Email : Nerina.Bodasing@goldfields.co.za

<u>North America</u>
Cheryl Martin
Tel : +1 303 796-8683
Email : camartin@gfexpl.com

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.z

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293
camartin@gfexpl.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 16 April 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs